Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

The following are frequently asked questions made available to employees of NextEra Energy, Inc. on its internal website on May 18, 2026.

1.	Why are we doing this?

America's demand for electricity is growing faster than at any point in recent memory. Data centers, manufacturing, transportation and everyday life are all requiring more power and that need is accelerating. Meeting this moment requires scale, experience and the ability to build faster and more affordably than any single company can do alone. Combining with Dominion Energy gives us exactly that. Together, we become the world’s largest regulated electric utility business by market capitalization, better positioned to serve our customers and grow as a company.

2.	Would we still be called NextEra Energy?

Yes. The combined company would continue to trade as NextEra Energy on the New York Stock Exchange. Nothing changes with respect to our name.

3.	When will this be official?

The transaction requires regulatory approvals and shareholder votes from both companies. We expect it to close in 12-18 months.

4.	Is this definitely happening?

The transaction has been announced and agreed upon by both companies' boards of directors. It is subject to customary regulatory and shareholder approvals, which we expect to receive. We anticipate it to close in 12-18 months.

JOBS AND CAREERS

5.	Would there be layoffs?

This is a combination driven by growth. America needs more energy infrastructure built faster than ever before, and the combined company would have an enormous amount of work ahead of it. As a growing company, we expect there to be good jobs for our talented teams across all states we serve and wherever we have operations across the country.

6.	Should I be worried about my job?

This combination is about growth, not contraction. We are committed to our people and to providing meaningful career opportunities across the combined enterprise. A larger, faster-growing company means more opportunities, not fewer.

7.	How does this transaction affect REWIRE and the recently announced ERPs?

Both REWIRE and the Enhanced Retirement Program remain on track. REWIRE is a critical priority for our company and, if anything, this combination accelerates our ambition around AI and enterprise-wide transformation. Through REWIRE and our partnership with Google Cloud, the combined company will reimagine how we work across a much larger enterprise, unlocking efficiencies and new capabilities that benefit customers and employees alike. Natural attrition and the Enhanced Retirement Program, combined with our investment in reskilling and workforce development, positions us well to grow into the opportunities ahead, building a workforce that is ready for what this larger, faster-growing company will require. The Enhanced Retirement Programs are proceeding as planned and are not affected by this announcement. We remain committed to managing our workforce thoughtfully and transparently, and we will continue to communicate openly as both efforts move forward.

8.	Will my role or responsibilities change?

There are no immediate changes to your role or day-to-day responsibilities. As we work through the regulatory approval process over the coming months, we will continue to communicate any updates that are relevant to you and your team.

9.	Would there be opportunities to work across the combined company?

Yes. One of the real benefits of this combination is the expanded career opportunities it creates. Employees would have access to even more cross-enterprise opportunities at a company that is growing significantly in scale and ambition.

10.	Can I transfer to Dominion Energy before the transaction closes? Can Dominion Energy employees transfer to NextEra Energy?

Not at this time. Until the transaction closes, NextEra Energy and Dominion Energy remain separate, independent companies, and employees cannot transfer between the two organizations. We understand the excitement this combination creates and the natural curiosity about opportunities across the combined enterprise. Once the transaction closes, expected in 12-18 months, we will work to ensure employees have visibility into opportunities across the full combined company. In the meantime, we encourage you to continue focusing on the important work ahead and to watch for updates as we move through the regulatory approval process.

11.	What happens to Dominion Energy employees?

Dominion Energy's employees are a critical part of this combination. Their talent, experience and deep knowledge of their markets are a big part of why this combination makes sense. We are committed to the people of Dominion Energy just as we are to our own team.

LEADERSHIP AND CULTURE

12.	Who would lead the combined company?

John Ketchum would serve as CEO of the combined company. Bob Blue, who currently serves as chair, president and CEO of Dominion Energy, will become president and CEO, NextEra Energy Regulated Utilities, overseeing Dominion Energy Virginia, Dominion Energy North Carolina, Dominion Energy South Carolina and FPL. Leadership at each of those utilities will remain the same, ensuring continuity for customers.

13.	Would our culture change?

NextEra Energy and Dominion Energy share a team-focused, values-driven mindset that delivers for customers and is committed to excellence. Those values would remain central to who we are as a combined company.

14.	Will Dominion employees need to be in the office five days a week?

Not immediately. Dominion moved to a flexible work schedule to address office space constraints, and that flexible schedule remains in place. NextEra Energy operates on a five-day in-office model because in-person collaboration is central to how we work and how we achieve our big goals. As we work through the integration process, we will evaluate workspace needs and communicate any changes clearly and in advance.

HEADQUARTERS AND LOCATIONS

15.	Where will the combined company be headquartered?

The combined company would maintain dual headquarters in Juno Beach, Florida, and Richmond, Virginia, and Dominion Energy South Carolina’s existing operational headquarters in Cayce, South Carolina. We will also maintain a significant presence in Houston and across the many states where we have operations.

16.	Will I be asked to relocate?

There are no relocation plans during the 24-month period post-close. We will communicate openly and transparently if anything changes that affects you directly.

17.	What about union contracts at Dominion Energy? Will those be honored?

Yes. We are committed to honoring all existing collective bargaining agreements at Dominion Energy. Union employees will continue to be covered under their current contracts, and we will engage with union representatives in a transparent and respectful manner throughout this process.

THE BIGGER PICTURE

18.	Why Dominion Energy specifically? Why not another company?

Dominion Energy is an exceptional match. They serve three of the fastest-growing states in America and hold a leading position in Virginia — the world's premier large-load market. Their regulated utility operations are world-class, their team is strong and their values align closely with ours. This isn't a combination of convenience — it's a combination of two companies that are genuinely stronger together.

19.	Isn't this just about getting bigger for the sake of it?

No. Size alone doesn't create value — efficiency does. We are bringing NextEra Energy and Dominion Energy together because scale matters more than ever— not for the sake of size, but because scale translates into capital and operating efficiencies. It enables us to buy, build, finance and operate more efficiently, which translates into more affordable electricity for our customers in the long run.

20.	How does this affect our customers?

This is a significant win for customers. The combined company's scale will enable us to deliver more affordable, reliable power across our rate-regulated utilities in the four states we serve. Dominion Energy’s customers in Virginia, North Carolina and South Carolina will receive $2.25 billion in bill credits spread over two years following the close of the transaction.

21.	Will this affect how we work with regulators?

Regulatory relationships are foundational to our business and that won't change. We have a long track record of working constructively with regulators in Florida, and Dominion Energy has deep, longstanding relationships in Virginia, North Carolina and South Carolina. We will continue to operate as a trusted partner in every state we serve.

STAYING INFORMED

22.	How will we be kept informed as this process moves forward?

We are committed to keeping you informed every step of the way. We will communicate regularly as the regulatory approval process progresses and as key milestones are reached. If your employees have questions in the meantime, they can submit a question to the employee shared mailbox at employee-communications.sharedmailbox@nexteraenergy.com.

23.	Where can I read more about the announcement?

You can read the full news release.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia Corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transaction and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.